May 31, 2013

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for the Fiscal Year Ended December 31, 2012 Filed April 2, 2013 File No. 1-10110

Ms. Cecilia Blye
Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Ms. Blye:

Thank you for your letter dated April 17, 2013, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s April 17, 2013 comment letter in bold text.

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In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	BBVA is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BBVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-537-7000 or fax: 011-34-91-537-6766, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Ricardo Gómez Barredo
Ricardo Gómez Barredo Head of Global Accounting and Information Management Department

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ANNEX A

Form 20-F for the Fiscal Year Ended December 31, 2012

General

1.  In your letter to us dated October 18, 2010, you discussed your contacts with Cuba, Sudan, and Syria. We also note the disclosure on pages 132-134 and A-11 regarding your operations in Cuba. As you know, Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, since the referenced letter. Your response should describe any funds, services, or support you have provided or intend to provide into Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had or intend to have with the governments of those countries or entities they control.

Response:

We respectfully advise the Staff that, as indicated in our letter dated October 18, 2010 and as further discussed in our response below to Comment 2, we do not believe that our contacts with Cuba, the Republic of Sudan or Syria are quantitatively or qualitatively material, or constitute a material investment risk for our shareholders.  As indicated in our letter dated October 18, 2010, BBVA is aware of the respective U.S., E.U. and U.N. restrictions applicable to Cuba, the Republic of Sudan and Syria and the varying levels of limitations such restrictions place on activities in such countries.

Moreover, as also indicated in our letter dated October 18, 2010, BBVA has adopted group-wide policies to meet the requirements of applicable laws and regulations in order to ensure a consistent level of compliance. In addition, with respect to Cuba, the Republic of Sudan and Syria, the Group’s policy for entities outside the United States prohibits establishing business relationships in U.S. dollars with any person or entity resident in either country and also prohibits conducting U.S. dollar operations or transactions with these countries.

We supplementally advise the Staff of the extent of our and our fully consolidated subsidiaries’ contacts, through direct or indirect arrangements, on a per country basis below.

BBVA’s Contacts with Cuba

To our knowledge, our contacts with Cuba – whether through direct or indirect arrangements – since October 18, 2010, as well as our anticipated contacts with Cuba, are as indicated below.  In accordance with the Group’s policy referred to above, the operations or transactions referred to below have been conducted in currencies other than the U.S. dollar.

Representative Office

The BBVA group maintains a representative office in Havana, Cuba, which was established in 1995 and currently has one employee.  The representative office’s primary functions are to serve as a local contact point for BBVA’s non-Cuban clients with business interests in Cuba, to liaise with Aurea, S.A. (“Aurea”), a company in which BBVA has a minority shareholding, as described below under “Minority Shareholding in Aurea”, and to undertake activities in connection with the collection of payments from Banco Nacional de Cuba in respect of the loan described below under “Credit Exposure to Banco Nacional de Cuba”.

Minority Shareholding in Aurea

We hold a 49.0% interest in Aurea, a Cuban company whose sole activity is to operate a commercial property in Havana, Cuba for a period of 25 years ending in 2022. BBVA’s minority shareholding in Aurea was initially acquired by Argentaria, one of our predecessor entities, in 1997. We account for our interest in Aurea using the equity method and do not participate in the management of Aurea. At December 31, 2012, our net equity investment in Aurea was carried on our balance sheet at approximately €3.8 million (substantially the same as at December 31, 2011 and 2010).

At March 31, 2013, Aurea had total assets of approximately €8.1 million (substantially the same as at December 31, 2012, 2011 and 2010), and for the three months ended March 31, 2013, Aurea had losses of approximately €13 thousand (compared to losses of approximately €7 thousand for the year ended December 31, 2012 and net income of approximately €189 thousand and €111 thousand for the years ended December 31, 2011 and 2010, respectively, derived from rental and related income generated by the commercial property). The Cuban government, through Oficina del Historiador de la Ciudad de la Habana, holds 51.0% of the share capital of Aurea.

Credit Exposure to Banco Nacional de Cuba

We have an outstanding credit exposure to Banco Nacional de Cuba, which is in charge of the registration, control and servicing of Cuba’s foreign debt. This exposure arose from the activities of one of our wholly owned subsidiaries which was engaged in foreign trade with Cuba during the 1990s.

In 2003, Banco Nacional de Cuba assumed the outstanding amounts owed to such subsidiary by its Cuban trading counterparties. These outstanding debts were restructured in October 2003 in the form of a €42.2 million amortizing loan to Banco Nacional de Cuba, which matured in 2008. The loan was secured by certificates of deposit issued by a Cuban government-controlled company. Since an outstanding amount of approximately €21.2 million remained unpaid at the loan maturity date, we entered into a new agreement with Banco Nacional de Cuba in March 2008 to refinance such debt. Such refinancing agreement extended the loan maturity date until December 30, 2009. Banco Nacional de Cuba’s inability to repay the loan by such date triggered new negotiations with such bank which resulted in a further new refinancing agreement that was entered into in December 2010 for an amount of approximately €24.7 million, including interest. This latter agreement established a repayment schedule that Banco Nacional de Cuba has complied with up to date. The principal amount outstanding under this loan was approximately €5.4 million as of

March 31, 2013 (the same amount as of December 31, 2012). This loan will mature in December 2013 and the principal amount outstanding thereunder has been fully provisioned.

Banking Activities

Cuban Embassy and Consulate-Related Activity. We maintain four bank accounts for diplomatic delegations of Cuba located in Spain, Colombia and Venezuela. As of March 31, 2013, the aggregate amount of funds deposited with BBVA by such diplomatic delegations was approximately €0.6 million and the estimated gross revenue for the three months ended March 31, 2013 from these accounts, including fees and/or commissions, did not exceed €2.0 thousand.

Cuban Banks and Companies. We conduct banking activities with certain Cuban banks and with a limited number of Cuban companies.

•	Cuban Banks. Our contacts with Cuban banks relate to letters of credit, deposits, correspondent relationships, currency transfers and foreign exchange transactions and wire transfers.

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Letters of Credit.  BBVA confirms letters of credit issued by Cuban banks in connection with the importation of goods to Cuba (basically food, medical supplies and electrical equipment).  At March 31, 2013, we had credit exposure in an aggregate amount of approximately €28.5 million and a net credit exposure (net of collateral) of approximately €8.8 million at such date, in respect of letters of credit issued by Cuban banks and confirmed by BBVA.

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Deposits.  BBVA maintains deposits (part of which relate to the collateral for the letters of credit referred to above) from certain Cuban banks.  At March 31, 2013, such deposits amounted to approximately €139.1 million.

•
Correspondent Relationships.  We have, as is customary in the banking sector, correspondent relationships with banks in a number of different countries, including Cuba, for purposes of effecting money transfers and making or receiving payments on behalf of our clients.  In particular, in Cuba we maintain such correspondent relationships with seven Cuban government-controlled banks, one of which is authorized by the Cuban central bank to transfer currency outside of Cuba.  The related transactions are performed in currencies other than the U.S. dollar.

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Currency Transfers and Foreign Exchange Transactions. BBVA provides currency transfers services to the aforementioned authorized Cuban government-controlled bank and foreign exchange services to the aforementioned Cuban government-controlled banks. The related transactions are performed in currencies other than the U.S. dollar.

•
Wire Transfers. We provide wire transfers services in connection with transfers into Cuba and transfers originated in Cuba on behalf of our customers. The related transactions are performed in currencies other than the U.S. dollar.

•	Cuban Companies. BBVA provides basic banking services to a very limited number of Cuban companies engaged in tourism services, retail sales and civil aviation. BBVA does not make loans to such companies. As of March 31, 2013, the amount of funds deposited with BBVA by Cuban companies was approximately €1.1 million.

We do not anticipate having any contact with Cuba other than such contacts described above.

BBVA’s Contacts with the Republic of Sudan

To our knowledge, our contacts with the Republic of Sudan – whether through direct or indirect arrangements – since October 18, 2010, as well as our anticipated contacts with the Republic of Sudan, are as indicated below.  In accordance with the Group’s policy referred to above, the operations or transactions referred to below have been conducted in currencies other than the U.S. dollar:

Banking Activities

Republic of Sudan Embassy-Related Activity. As of December 31, 2012 we maintained one bank account for the embassy of the Republic of Sudan located in Spain, which account was subsequently closed. In addition, we maintain bank accounts in Spain for eleven employees of this embassy. Funds deposited into these accounts relate to employment compensation and their aggregate amount is immaterial. We are committed to terminating these business relationships as soon as legally possible. We do not intend to enter into new business relationships involving the embassy of the Republic of Sudan or its employees.

Delegation of the European Commission in the Republic of Sudan. We maintain one bank account for the Delegation of the European Commission in the Republic of Sudan. The holders of such account are the Delegation of the European Commission in the Republic of Sudan and the Ministry of International Cooperation of the Republic of Sudan. Transactions made from this account require signatures from both the Delegation and the Ministry. The funds received into this account during the past three years relate to interest compensation on the account. Any transaction relating to this account is made in accordance with the cooperation and development policies of the European Union for the Republic of Sudan.

Wire Transfers. We sporadically provide wire transfers services in connection with transfers into the Republic of Sudan and transfers originated in the Republic of Sudan relating, exclusively, to the activities described in the two immediately preceding paragraphs.

We do not anticipate having any contact with the Republic of Sudan other than such contacts described above.

BBVA’s Contacts with Syria

To our knowledge, our contacts with Syria – whether through direct or indirect arrangements – since October 18, 2010, as well as our anticipated contacts with Syria, are as indicated below.  In accordance with the Group’s policy referred to above, the operations or transactions referred to below have been conducted in currencies other than the U.S. dollar.

Banking Activities

Syrian Embassy-Related Activity. We maintain two bank accounts for the embassy of Syria located in Argentina. As of March 31, 2013, the amount of funds deposited with BBVA by such embassy was approximately €250 thousand. In addition, we maintain accounts and credit cards in Argentina for four employees of the Syrian embassy in Argentina. As of March 31, 2013, the outstanding amount on such credit cards was approximately €13 thousand.

We are committed to terminating these business relationships as soon as legally possible. We do not intend to enter into new business relationships involving the embassy of Syria or its employees.

Correspondent Relationships.  As of December 31, 2012 we had one correspondent relationship with a bank in Syria, which relationship was subsequently closed.

Wire Transfers. We provide wire transfers services in connection with a limited number of transfers into Syria and transfers originated in Syria on behalf of our customers.

Syrian Company. We have provided, and continue to provide, certain services to a Syrian company engaged in the tiles and ceramics business, which relate to wire transfers and a deposit. As of March 31, 2013, the amount of funds deposited with BBVA by such company was approximately €188 thousand.

We do not anticipate having any contact with Syria other than such contacts described above.

2.
Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Response:

We believe that our contacts with Cuba, the Republic of Sudan and Syria, individually and in the aggregate, are not material to our results of operations or financial condition.  We further believe that, in light of the de minimis size and nature of these contacts, such contacts do not constitute a material investment risk for our security holders. In assessing the materiality of BBVA’s contacts with Cuba, the Republic of Sudan and Syria we have considered both quantitative and qualitative factors.  In quantitative terms, as is evident from our response to Comment 1 above (and as further shown below), we believe that our contacts with such countries, individually and in the aggregate, are not quantitatively material.  Our assessment of qualitative factors included consideration of the potential impact of our corporate activities in such countries upon our reputation and share value.

In addition to the qualitative factors we considered in making our analysis, we are aware of, and sensitive to, the sentiments which are expressed in certain legislation which has been adopted by some state legislatures in which state pension funds and other managers of state-invested money are required to report on, and in some instances divest, their investments in companies which do business with, or have ties to, countries identified by the U.S. Secretary of State as state sponsors of international terrorism, including Cuba, the Republic of Sudan and Syria. Although recognizing the sentiment expressed through these statutes, we do not believe that the effect or purpose of such state statutes would impact our conclusions regarding the absence of material investment risk arising from our contacts with Cuba, the Republic of Sudan or Syria.

Further, though we are aware of, and sensitive to, the investor sentiment evidenced by actions directed towards companies that have operations associated with Cuba, the Republic of Sudan and Syria, we do not believe that any of our past, current or anticipated contacts with any of these countries would be qualitatively material to a reasonable investor making an investment decision about our shares.  We believe that any reasonable investor would expect a bank like ours to have business and correspondent banking relationships throughout the world, to have credit exposure in connection with the trading activities of our Spanish and other clients throughout the world, and, in the course of conducting our business in

Spain and elsewhere, to have deposits under custody from institutions from any number of countries abroad. The limited nature of our past and current contacts with Cuba, the Republic of Sudan and Syria further supports our view that such contacts would not be qualitatively material to a reasonable investor.

From a quantitative perspective, revenues associated with Cuba, the Republic of Sudan and Syria amounted, on an aggregate basis, to €492 thousand for the three months ended March 31, 2013 (less than 0.03% of our net income for such period).  Assets associated with Cuba, the Republic of Sudan and Syria amounted, on an aggregate basis, to €52 million as of March 31, 2013 (less than 0.01% of our total assets as of March 31, 2013). Amounts for 2012, 2011 and 2010 were similarly immaterial.

Finally, even in the event of a hypothetical loss of the full amount of our credit exposure to Cuba and Syria, there would have been no material impact on our results of operations or financial condition as at or for the periods referred to above, and there would be no material impact in subsequent periods, particularly since the substantial majority of our credit exposure to such countries is either fully secured through cash collateralizations or written off in accordance with BBVA’s credit risk criteria.  Similarly, the small balances of deposits from any banks or companies from these countries have made no material contribution to our results of operations or financial condition in the same periods, nor are they expected to have any material impact in subsequent periods.

For all these reasons, we do not believe that our business activities or other contacts with Cuba, the Republic of Sudan or Syria are material or constitute a material investment risk for our shareholders.